UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

0-25976
(Commission File Number)

☒     Form 10-K     ☐     Form 11-K   ☐Form 10-Q ☐     Form 20-F      ☐     Form N-SAR

For Period Ended:  December 31, 2012

☐    Transition Report on Form 10-K
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on N-SAR

For the Transition Period Ended:______________

PART I-   REGISTRANT INFORMATION

UNITED BANCSHARES, INC.
(Full name of Registrant)
30 S. 15th Street, Suite 1200
(Address of principal executive offices) (Street and Number)

  Philadelphia, PA 19102
(City, State and Zip Code)

N/A
(Former name or former address, if changed since last report.)

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25© has been attached it applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant is unable to file the subject Form 10-K in a timely manner because further information is required in order to make meaningful and accurate disclosures about a matter that may materially affect the financial results of the Company.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brenda Hudson-Nelson                             215                                      231-3690

        (Name)                                           (Area Code)                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), been filed? If answer is no, identify reports (s). ☒    Yes  ☐    No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ). ☐   Yes  ☒    No

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNITED BANCSHARES, INC.
(Name of Registrant as Specified in Charter)

       has caused this notification to be signed in its behalf by the undersigned hereunto duly authorized.

       Date:  March 29, 2012
By:  /s/  Evelyn F. Smalls
Name:  Evelyn F. Smalls
Title:  President and CEO